EXHIBIT 99.2

STARLIMS TECHNOLOGIES LTD SPECIAL MEETING TO BE HELD ON 01/07/10
FOR HOLDERS AS OF 11/30/09		i ISSUER CONFIRMATION COPY - INFO ONLY i
2	1-0001	THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.
M8484K109

1 i-	ELECTION OF OUTSIDE DIRECTOR: DOV KLEIMAN ------------->>>	FOR 0010113	--->>> 1

2 i-	ELECTION OF OUTSIDE DIRECTOR: ELIANE MARKOWITZ ---->>>	FOR 0010113	--->>> 2

i NOTE i SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice.

--->>>

VIF01H

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 01/07/10 FOR STARLIMS TECHNOLOGIES LTD
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM ** E **

2 -I	-S

THIS SPACE INTENTIONALLY LEFT BLANK

PLEASE INDICATE YOUR VOTING

INSTRUCTIONS FOR EACH PROPOSAL

DO NOT USE

DO NOT USE
M8484K109

DO NOT USE
DO NOT USE	PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING	☐

DO NOT USE

DO NOT USE

DO NOT USE
51 MERCEDES WAY EDGEWOOD NY 117l7
DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE	STARLIMS TECHNOLOGIES LTD 32 B HABARZEL STREET TEL AVIV, 69710 ISRAEL
DO NOT USE

■ ■